SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

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LOOPNET, INC.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

543524300
(CUSIP Number)

Leif B. King
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California  94301
                                      (650) 470-4500
(Name, address and telephone number of person authorized
to receive notices and communications)

                                  April 30, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box. 9

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

		PAGE 2 of 7 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Management IV, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.00%
14		TYPE OF REPORTING PERSON:	CO

		PAGE 3 of 7 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Investors IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.00%
14		TYPE OF REPORTING PERSON:	PN

		PAGE 4 of 7 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Partners IV, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.00%
14		TYPE OF REPORTING PERSON:	PN

		PAGE 5 of 7 PAGES
1		NAME OF REPORTING PERSON	Calera Capital Partners IV Side-By-Side, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (SEE INSTRUCTIONS)	(a) [X] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS):	OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	0
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	0.00%
14		TYPE OF REPORTING PERSON:	PN

ITEM 1	SECURITY AND ISSUER

This Amendment No. 2 (this “Amendment”) amends the Statement on Schedule 13D originally filed on April 24, 2009 (the “Original Schedule”), by Calera Capital Partners IV, L.P. (“Calera”), Calera Capital Partners IV Side-By-Side, L.P. (“Side-By-Side”), Calera Capital Investors IV, L.P. (“Investors”), and Calera Capital Management IV, Inc., a Delaware corporation (“Management” and, together with Calera, Side-By-Side and Investors, the “Reporting Persons”), and amended by Amendment No. 1 filed on April 29, 2011, and is filed by and on behalf of the Reporting Persons with respect to shares of common stock, par value $0.001 per share (the “Company Common Stock”), of LoopNet, Inc., a Delaware corporation (the “Company”).  The principal executive offices of the Company are located at 185 Berry Street, Suite 4000, San Francisco, CA 94107.  Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Merger Agreement (defined below).

ITEM 5	INTEREST IN SECURITIES OF THE ISSUER.

Clauses (a), (b), (c) and (e) of Item 5 of the Schedule 13D are hereby amended and restated to read in their entirety as follows:

(a) The Reporting Persons currently do not own any shares of Company Common Stock or Preferred Stock (as defined below).

(b) The Reporting Persons do not currently hold any power to vote or direct the disposition of any shares of the Company Common Stock or the Preferred Stock.

(c) On April 27, 2011, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with CoStar Group, Inc. (“CoStar”) and Lonestar Acquisition Sub, Inc. (“Merger Sub”), pursuant to which CoStar acquired the Company through the merger of Merger Sub with and into the Company (“Merger”).  The Merger was consummated on April 30, 2012, at which time each outstanding share of the Company Common Stock (other than shares owned by CoStar or Merger Sub, treasury shares and any dissenting shares) was converted into the right to receive a unit consisting of (i) $16.50 in cash, without interest and (ii) 0.03702 shares of the common stock of CoStar (the “CoStar Common Stock”), and the Series A Preferred Stock, par value $0.001, of the Company (the “Preferred Stock”) was converted into the right to receive the consideration specified in the Merger Agreement.  The foregoing description of the Merger Agreement is qualified in its entirety by the terms and conditions of the Merger Agreement, which was filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 27, 2011 and is incorporated herein by reference.

(e) The Merger was consummated on April 30, 2012, at which point the Reporting Persons ceased to be the beneficial owner of any securities issued by the Company.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 30, 2012

Calera Capital Partners IV, L.P.
By: Calera Capital Investors IV, L.P., General Partner
By: Calera Capital Management IV, Inc., General Partner
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Partners IV Side-By-Side, L.P.
By: Calera Capital Investors IV, L.P., General Partner
By: Calera Capital Management IV, Inc., General Partner
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Investors IV, L.P.
By: Calera Capital Management IV, Inc., General Partner
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell

Calera Capital Management IV, Inc.
By: James T. Farrell, Co-President

By:	/s/ James T. Farrell
Name:	James T. Farrell